CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 29, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vincent Di Stefano, Senior Counsel

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-171368) filed by Hercules Technology Growth Capital, Inc. on December 22, 2010 (the “Shelf Registration Statement”)

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated January 19, 2011. The Staff’s comments are set forth below and are followed by the Company’s responses.

General

1.	Comment: Please clarify whether the Fund will invest at least 80% of total assets or net assets plus borrowings in technology-related companies.

Response: The Company is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. As disclosed in the Shelf Registration Statement, the Company focuses its investments in technology-related companies, including those active in the technology sub-sector, life sciences sub-sector and the clean technology sub-sector. The technology sub-sector is characterized by products or services that require advanced technologies, including, but not limited to, computer software and hardware, networking systems,

U.S. Securities and Exchange Commission

April 29, 2011

semiconductors, semiconductor capital equipment, information technology infrastructure or services, Internet consumer and business services, telecommunications, telecommunications equipment, renewable or alternative energy, media and life sciences. The life sciences sub-sector includes medical devices, bio-pharmaceutical, drug discovery, drug delivery, health care services and information systems companies. Finally, the clean technology sub-sector includes sustainable and renewable energy technologies and energy efficiency and monitoring technologies. The Company refers to the companies in all three of these sub-sectors as “technology-related” companies and intends, under normal circumstances, to invest at least 80% of the value of our assets in such businesses.

2.	Comment: Please update all financial information and share value to those of December 31, 2010 if possible.

Response: The Company will make the requested revisions and update the Shelf Registration Statement to include the financial information for the year ended December 31, 2010.

Fees and Expenses

3.	Comment: Please include an “Other Expenses” line item in the fee table. Please include the line item “Fees paid in connection with borrowed funds” as a sub-heading in “Other Expenses.” Recognizing that the Fund is internally managed, does it nevertheless have management expenses? If so, please includes the expenses in a new line item in the fee table.

Response: The Company has made the requested revisions to the fee table. With respect to management expenses, the Company hereby confirms that it does not incur any contractual management expenses that would need to be reflected in the fee table in a new line item. As an internally managed BDC, any expenses associated with general and administrative and employee expenses are captured in the “Operating Expenses” line item of the fee table.

Risk Factors

4.	Comment: Disclosure on page 37 discusses the possibility of the Fund amending its bylaws to repeal its exemption from the Maryland Control Share Acquisition Act. Please delete the disclosure, or clarify that the Fund may not so amend its bylaws without violating Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc., pub. avail. November 15, 2010.

U.S. Securities and Exchange Commission

April 29, 2011

Response: Without conceding whether the Company’s reliance on the provisions of Maryland’s Control Share Acquisition Act (the “Control Share Act”) constitutes a violation of Section 18(i) of the 1940 Act, the Company has deleted the disclosure the Staff references on page 37.

5.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that the comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Company acknowledges the Staff’s comment.

6.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Company has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Shelf Registration Statement.

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In connection with the submission of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus